EXHIBIT 11.1
              COMPUTATION OF NET LOSS PER SHARE (DEC 01)


CALCULATION OF WEIGHTED AVERAGE FOR THE PERIOD
ENDED DECEMBER 31, 2001


BEGINNING BALANCE                                     44,099,333

DATE              NO OF SHARES    CONTRIBUTION TO
                  ISSUED          WEIGHTED AVERAGE    ENDING BALANCE
------            ------------    ----------------    --------------


Feb. 26, 2001     3,300,000        2,784,658          46,883,991
Mar. 15, 2001     4,800,000        3,826,849          50,710,840
Jun. 26, 2001     2,773,523        1,428,554          52,139,394
Aug. 30, 2001       295,455           99,564          52,238,958
Sep. 06, 2001        25,000            7,945          52,246,903

Net Loss for the period: 1,856,530
Weighted average shares: 52,246,903
Net Loss per share: $(0.04)